[02Micro Letterhead]
September 4, 2008
By Telefacsimile and Mail
Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	O2Micro International Limited
Form 20-F for the year ended December 31, 2007
Filed June 25, 2008
Dear Mr. Webb:
We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of August 20, 2008. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Form 20-F for the year ended December 31, 2007
Item 5. Operating and Financial Review and Prospects, page 20
Operating Results, page 23
Year Ended December 31, 2007 and 2006, page 23

Jay Webb, Reviewing Accountant
September 4, 2008
Page Two
1.	We note that your financial statements reflect higher sales due primarily “from increased unit shipments to [y]our existing customers, expansion of [y]our customer base and the introduction of new products.” In accordance with SAB Topic 13.B, changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease. You should also include a discussion of the contribution of two or more factors identified as the causes for material changes and quantify those factors as necessary. We refer you to FRC 501.04. As such, your MD&A should not only identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material. Revise in future filings as necessary to address our concern.

RESPONSE:

The Company notes the Staff’s comment and will in future filings revise the disclosure to comply with SAB Topic 13.B and FRC 501.04, consistent with the Staff’s comment.
Financial Statements, page F-1
Consolidated Statements of Income and Comprehensive Income, page F-3
2.	In future filings, earnings or loss per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please also revise your Selected Financial Data accordingly.

RESPONSE:

The Company notes the Staff’s comment and will in future filings round earnings or loss per share to the nearest cent, including Selected Financial Data disclosure.

Jay Webb, Reviewing Accountant
September 4, 2008
Page Three
3.	Please revise your income statement in future filings to remove the “total” stock-based compensation caption from the table included as a footnote on the face of your statements of operations. You may also consider, as indicated in SAB Topic 14-F, presenting the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

RESPONSE:

The Company notes the Staff’s comment and will in future filings remove the “total” stock-based compensation caption from the table included as a footnote on the face of its statements of operations. Further, the Company will consider, as indicated in SAB Topic 14-F, presenting the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F for the year ended December 31, 2007 filed with the Commission on June 25, 2008;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Perry Kou
Perry Kou
Chief Financial Officer

cc: Justin L. Bastian, Esq.